Filed by: CBTX, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Allegiance Bancshares, Inc.

Commission File No.: 001-37585

This filing relates to an employee communication concerning the proposed transaction between Allegiance Bancshares, Inc. (“Allegiance”) and CBTX, Inc. (“CBTX”) pursuant to the Agreement and Plan of Merger, dated as of November 5, 2021, by and between Allegiance and CBTX.

FAQ

What is the news? On Monday, November 8th, we announced that we will be merging with Allegiance Bank. Together we will become the largest Texas-based bank in our region.

What is a Merger of Equals (MOE)? An MOE is not like an acquisition. An acquisition is when one company is purchased by another; one entity takes ownership of the other entity’s stock, assets or equity interests. In merging with Allegiance, we are becoming one new Bank – a brand new organization of equals.

Why is the unity of the region’s two strongest community banks so exciting? Our well thought out partnership with Allegiance is a shared vision. Together, we will be even better positioned to be THE bank that, not only Texas deserves to call its own, but also employees, customers, shareholders, and communities.

Who is Allegiance? Since 2007, Allegiance Bank has been serving the Greater Houston area and neighboring communities by providing full-service banking solutions to serve the needs of owner-operated businesses, professionals, and individual customers.

What does the timeline look like? We are working towards a closing date of April 1, 2022. A close date is simply when the legal combination is effective. This date is always subject to change, and we will continue to operate as two separate banks until we have reached closing. After we close, we will work towards our conversion date. Conversion is when we will fully integrate our systems and begin operating as one Bank. We hope to reach conversion before August 1, 2022 – depending on final close date.

Will we have a new Bank identity? One of the many benefits in teaming up with Allegiance is that their culture is very similar to ours with a strong focus on customer and employee experience. Both banks have always focused equally on all constituency groups and have very similar business models. Both of our cultures operate on a strong foundation of values – this will remain intact, and even be strengthened as we come together.

We have a well-aligned culture with Allegiance and will have a new name once the transaction is complete. A new name is currently being explored. From now until closing, we will continue to operate as CommunityBank of Texas.

What does this mean for me and my current role? Our number one priority is to be as transparent as possible – to be open and honest with everyone. Please do not hesitate to contact your supervisor with any questions. We are committed to working as quickly as possible to get these decisions made.

How will my salary and benefits be affected? Your salary and benefits will remain the same for now and throughout 2022. There may be a small change to the stock program. For those impacted, you will receive more information soon.

We understand open enrolment to renew your benefits for 2022 is occurring now. Please make sure to complete that process so there is no interruption to your benefits and services.

How will I be updated as we come together with Allegiance? Communication is key, and we are dedicated to providing you with the most up to date information that is credible, accurate and reliable. To keep you in the know, there will be a dedicated page on I-Connect which will be updated throughout the merger.

What is next? We understand there are going to be a lot of mixed emotions during this time.

We acknowledge that in the past few years, we have experienced a lot of adversity. We have been through so much together. All of you have stepped up and embraced the challenge with the understanding that it would lead to better outcomes for all of us.

This, without a doubt, will be challenging, but it will be worthwhile. We are asking you to once again come together to help meet the opportunity that is in front of us.

We have to be focused on the end goal: building a better, stronger bank that will provide the best of community banking for our neighbourhoods, customers and each other.

Again, our goal is to be as transparent as possible regarding your role and we are committed to being as responsive as possible to all of your questions. We value each of you and appreciate your continued dedication.

Forward-Looking Statements

Certain statements contained in this communication which are not historical in nature are intended to be, and are hereby identified as, "forward-looking statements" for purposes of the safe harbor provided by Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.

These statements include, but are not limited to, statements about the benefits of the proposed merger of Allegiance and CBTX, including future financial and operating results (including the anticipated impact of the transaction on Allegiance's and CBTX's respective earnings and book value), statements related to the expected timing of the completion of the merger, the combined company's plans, objectives, expectations and intentions, and other statements that are not historical facts. Forward-looking statements may be identified by terminology such as "may," "will," "should," "scheduled," "plans," "intends," "anticipates," "expects," "believes," "estimates," "potential," or "continue" or negatives of such terms or other comparable terminology.

All forward-looking statements are subject to risks, uncertainties and other factors that may cause the actual results, performance or achievements of Allegiance or CBTX to differ materially from any results expressed or implied by such forward-looking statements. Such factors include, among others: (1) the risk that the cost savings and any revenue synergies from the merger may not be fully realized or may take longer than anticipated to be realized; (2) disruption to the parties' businesses as a result of the announcement and pendency of the merger; (3) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (4) the risk that the integration of each party's operations will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate each party's businesses into the other's businesses; (5) the failure to obtain the necessary approvals by the shareholders of Allegiance or CBTX; (6) the amount of the costs, fees, expenses and charges related to the merger; (7) the ability by each of Allegiance and CBTX to obtain required governmental approvals of the merger (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction); (8) reputational risk and the reaction of each company's customers, suppliers, employees or other business partners to the merger; (9) the failure of the closing conditions in the merger agreement to be satisfied, or any unexpected delay in closing the merger; (10) the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (11) the dilution caused by CBTX's issuance of additional shares of its common stock in the merger; (12) general competitive, economic, political and market conditions; (13) the costs, effects and results of regulatory examinations, investigations, including the ongoing investigation by the Financial Crimes Enforcement Network of the U.S. Department of Treasury, or FinCEN, of CBTX or the ability of CBTX to obtain required regulatory approvals; (14) the possible results and amount of civil money penalties related to such FinCEN investigation and CBTX's BSA/AML program; and (15) other factors that may affect future results of CBTX and Allegiance including changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; the impact, extent and timing of technological changes; capital management activities; and other actions of the Board of Governors of the Federal Reserve System and Office of the Comptroller of the Currency and legislative and regulatory actions and reforms. Additional factors which could affect future results of Allegiance and CBTX can be found in Allegiance's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and the Current Reports on Form 8-K, and CBTX's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, in each case filed with the SEC and available on the SEC's website at https://www.sec.gov. Allegiance and CBTX disclaim any obligation and do not intend to update or revise any forward-looking statements contained in this communication, which speak only as of the date hereof, whether as a result of new information, future events or otherwise, except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Information about the Merger and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

In connection with the proposed merger, CBTX intends to file a registration statement on Form S-4 with the SEC to register the shares of CBTX common stock that will be issued to Allegiance shareholders in connection with the merger. The registration statement will include a joint proxy statement/prospectus and other relevant materials in connection with the proposed merger, which will be sent to the shareholders of CBTX and Allegiance seeking their approval of the proposed merger.

WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IN CONNECTION WITH THE PROPOSED MERGER BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT ALLEGIANCE, CBTX AND THE PROPOSED MERGER.

Investors and security holders may obtain free copies of these documents, once they are filed, and other documents filed with the SEC by Allegiance or CBTX through the website maintained by the SEC at https://www.sec.gov. Documents filed with the SEC by CBTX will be available free of charge by accessing the CBTX's website at www.communitybankoftx.com under the heading “Investor Relations” or, alternatively, by directing a request by mail or telephone to CBTX, Inc., 9 Greenway Plaza, Suite 110, Houston, Texas 77046, Attn: Investor Relations, (713) 210-7600, and documents filed with the SEC by Allegiance will be available free of charge by accessing Allegiance’s website at www.allegiancebank.com under the heading "Investor Relations" or, alternatively, by directing a request by mail or telephone to Allegiance Bancshares, Inc., 8847 West Sam Houston Parkway, N., Suite 200, Houston, Texas 77040, (281) 894-3200.

Participants in the Solicitation

CBTX, Allegiance and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of CBTX and Allegiance in connection with the proposed merger. Certain information regarding the interests of these participants and a description of their direct or indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus regarding the proposed merger when it becomes available. Additional information about the directors and executive officers of CBTX and their ownership of CBTX's common stock is set forth in CBTX's proxy statement for its annual meeting of shareholders, filed with the SEC on April 14, 2021. Additional information about the directors and executive officers of Allegiance and their ownership of Allegiance's common stock is set forth in Allegiance's proxy statement for its annual meeting of shareholders, filed with the SEC on March 10, 2021. These documents can be obtained free of charge from the sources described above.